Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2013	2012
Net Income	$119,632,000	$118,677,000

Basic weighted average shares outstanding	93,580,778	100,068,360
Diluted weighted average shares outstanding	94,569,910	101,260,292
Basic net income per share	$1.28	$1.19

Diluted net income per share	$1.27	$1.17